EXHIBIT 2
                                                                       ---------


                            JOHN A. LEVIN & CO., INC.
                              ONE ROCKEFELLER PLAZA
                                   25TH FLOOR
                               NEW YORK, NY 10020
                                 (212) 332-8400

                                                                   JULY 21, 2005


The Board of Directors
c/o ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin 54304

Dear Members of the Board of Directors:

We write to you on behalf of Purchase Associates LP, Levco Alternative Fund, Ltd. and certain related entities that own, in the aggregate, approximately 6% of the common stock of ShopKo Stores, Inc. (the "Company"). We are extremely disappointed with your decision to sell the Company to an affiliate of Goldner Hawn Johnson & Morrison ("GHJM") for $24 per share (the "GHJM Transaction"), as we do not believe that all options to maximize shareholder value were fully explored. Most importantly, in our view the Special Committee (the "Committee") apparently failed to adequately consider a leveraged recapitalization of the Company. In our opinion, such a transaction would have delivered shareholder value well in excess of $24 per share.

Pursuant to the GHJM Transaction, GHJM is purchasing the Company for approximately $1.1 billion, using just $30 million of equity, or $1 per share. The remaining approximately $1 billion is being financed through debt that is largely secured by the Company's real estate. Based on the size of the loan facility to be secured by the Company's real estate and the appraisal requirement contained in the "alternative real estate loan commitment letter," we believe that the lenders have assumed that the Company's real estate will have an appraised value of approximately $935 million(1). We question why the Committee failed to secure an appraisal of the Company's real estate while evaluating strategic alternatives since it constitutes such a significant portion of the Company's assets. We believe a thorough and diligent process would have included obtaining such an appraisal, which would have permitted the Committee to consider, on a fully informed basis, all recapitalization and other alternatives available to the Company.

We believe the $24 per share transaction does not fully reflect the asset value of this Company. To illustrate, we have performed an asset valuation of the Company based on the Company's recent Securities and Exchange Commission filings and the presentation by the Company's financial advisors to the Committee. Our analysis yields an asset value as high as $32.88 per share.

--------------------------------------------------------------------------------
                                          Asset value (millions)    Per share(2)
--------------------------------------------------------------------------------
Tangible book value(3)                             $623              $19.90
--------------------------------------------------------------------------------
Adjusted tangible asset value from                 $834              $26.65
Lender assumed Real Estate appraisal (4)
--------------------------------------------------------------------------------
Prescription files(5)                           $129-$151          $4.12-$4.82
--------------------------------------------------------------------------------
Continued deferral of tax liability(6)             $44                $1.41
--------------------------------------------------------------------------------
Asset value                                   $1,007-$1,029       $32.18-$32.88
--------------------------------------------------------------------------------

We have also valued the Company in a recapitalization based on a review of management's base case business plan for the next four years(7). If, for example, the Company would have effected a recapitalization using similar leverage as the GHJM Transaction and therefore paid a $23 special dividend (only $1 less than the GHJM Transaction value), we have attempted to estimate future free cash flows of the business utilizing our assumptions of the interest payments and income tax such a recapitalization would entail. For the next several fiscal years we estimate the following:

--------------------------------------------------------------------------------
($ in millions, except per share)    FY2006       FY2007      FY2008      FY2009
--------------------------------------------------------------------------------
EBITDA(8)                             $172         $167        $190        $193
--------------------------------------------------------------------------------
Estimated interest expense            ($76)        ($76)       ($76)       ($76)
--------------------------------------------------------------------------------
Estimated income tax                   ($3)          $0        ($11)       ($15)
--------------------------------------------------------------------------------
CapEx(9)                              ($59)        ($61)       ($58)       ($42)
--------------------------------------------------------------------------------
Free cash flow(10)                     $34          $30         $45         $60
--------------------------------------------------------------------------------
Free cash flow per share             $1.09        $0.96       $1.44       $1.92
--------------------------------------------------------------------------------

The foregoing chart illustrates that free cash flow even after leveraging the Company would have been $34 million or $1.09 per share in fiscal year 2006 and would have remained around the same in fiscal year 2007 and improved in the subsequent fiscal years. The Company would have annual free cash flow of more than 100% of the GHJM equity investment.

We also believe the way the Committee arrived at the GHJM Transaction may have been flawed. For example, the Company's Chairman at the start of this process, Mr. Jack Eugster, was offered the opportunity to acquire 10% of the equity in this transaction at its apparent attractive valuation, unlike the shareholders. Moreover, Mr. Eugster's pay package could result in payments to him that have the effect of reimbursing him for his entire out of pocket cost associated with his equity investment in the GHJM Transaction.

We must also take issue with the $27 million termination fee in the merger agreement, which we believe is excessive relative to the fact that the entire equity contribution in this deal is $30 million. We are even more disturbed that the Company has agreed to a termination fee provision that has the practical effect of inhibiting the shareholders from proposing other, more attractive, alternatives, such as a recapitalization, than the GHJM Transaction. This is because a "no" vote at the shareholder meeting followed by a transaction that is more beneficial to the shareholders could result in a $27 million payment to GHJM.

In conclusion, it is not clear that sufficient analysis was done to determine whether certain alternatives, including a recapitalization, would have been more beneficial to shareholders. For the reasons above, we have concluded that we cannot support the proposed transaction and intend to vote against it. We are hopeful that this transaction will not go forward and in this regard we are considering all of the options available to us, including soliciting proxies in opposition to the GHJM Transaction.

Finally, we wish to note as shareholders our appreciation of the great work the Company's management and its employees have done and continue to do in operating the business.


Sincerely,

/s/ Jonathan Reiss                                   /s/ Rosty Raykov

Jonathan Reiss                                       Rosty Raykov
Portfolio Manager                                    Portfolio Manager


---------------------------
(1) From page 2, Summary of Terms and Conditions for the Secured Term Lending Facility, Exhibit (b) (2), in Schedule 13E-3, filed on June 13, 2005.
(2) From page 21, based on the highest share count used by Merrill Lynch in its Discussion Materials presented to the Special Committee on April 7, 2005, Exhibit (c )(9), in Schedule 13E-3.
(3) From page 4, intangible assets subtracted from shareholder equity, Condensed Consolidated Balance Sheet of Form 10-Q, filed June 3, 2005.
(4) From page 4, intangible assets subtracted from shareholder equity assuming property value of $935 million, Condensed Consolidated Balance Sheet of Form 10-Q, filed June 3, 2005.
(5) From page 21 of the Merrill Lynch Discussion Materials to the SpecialCommittee on April 7, 2005, Exhibit (c)(9), in Schedule 13E-3.
(6) From page 59, Note E to Consolidated Financial Statement, Form 10-K, Filed April 1, 2005.
(7) From management's base case assumption for FY2005-2009 on page 77 of the Preliminary Proxy, Schedule 14A, filed on June 13, 2005.
(8) From management's base case assumption for FY2005-2009 on page 77 of the Preliminary Proxy, Schedule 14A, filed on June 13, 2005.
(9) From management's base case assumption for FY2005-2009 on page 77 of the Preliminary Proxy, Schedule 14A, filed on June 13, 2005.
(10) From management's base case assumption for FY2005-2009 on page 77 of the Preliminary Proxy, Schedule 14A, filed on June 13, 2005.